Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 1 to Registration Statement No. 333-185756 on Form S-4 of our report dated November 27, 2012 (March 21, 2013 as to the effects of presenting comprehensive income as described in Note 1 to the consolidated and combined financial statements) relating to the consolidated and combined financial statements and related financial statement schedule of The ADT Corporation (which report expresses an unqualified opinion and includes explanatory paragraphs regarding 1) the basis of presentation of the consolidated and combined financial statements, and 2) the Company’s change in its method of presenting comprehensive income due to the adoption of a new accounting standard), appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/ DELOITTE & TOUCHE LLP

March 21, 2013